UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Faraday Labs Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  DE

  Date of Organization:

  July 17, 2018

Physical Address of Issuer:

1447 2nd Street, 200, Santa Monica, CA, United States

Website of Issuer:

https://getlambs.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and a half (1.5%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 20, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$747,166	$560,132
Cash & Cash Equivalents	$297,157	$193,245
Accounts Receivable	$253	$89
Short-term Debt	$654,462	$474,251
Long-term Debt	$0	$0
Revenues/Sales	$2,908,972	$2,869,831
Cost of Goods Sold*	$1,417,168	$1,504,782
Taxes Paid	$0	$2,802
Net Income	($1,224,263)	($992,659)

*Cost of Revenues in Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 20, 2022

Faraday Labs Inc.



"One of the fastest-growing apparel brands in the US!"

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Faraday Labs Inc. ("**Lambs**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 20, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$12.50	$237.50
Maximum Individual Purchase Amount (3)(4)	$200,000	$10,000	$190,000
Target Offering Amount	$25,000	$1,250	$23,750
Maximum Offering Amount	$1,070,000	$53,500	$1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the five percent (5%) fee shown here, the Intermediary will also receive a securities commission equal to one and a half percent (1.5%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://getlambs.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/lambs.

The date of this Form C is May 20, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Faraday Labs Inc. is a first-ever health-enhancing apparel incorporated in Delaware as a corporation on July 17, 2018. The Company was originally incorporated under the name "Spartan Wear Inc." on July 17, 2018 and changed the Company name to "Faraday Labs Inc." on April 3, 2019.

The Company is located at 1447 2nd Street, 200, Santa Monica, CA, United States.

The Company's website is https://getlambs.com.

The Company conducts business in California and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/lambs and is attached as Exhibit B to this Form C and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250+
Maximum Individual Purchase Amount	$200,000
Offering Deadline	March 20, 2023
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 57.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and a half percent (1.5%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase

Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has not been adversely affected. However, future global crises could have an impact.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 17,000,000 shares of common stock, of which 7,159,172 shares of common stock are issued and outstanding and 5,919,606 shares of preferred stock, of which 5,382,271 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. While the Company has obtained cyber insurance to protect against certain risks, experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Such insurance may not cover all potential claims to which we might be exposed to or may not be adequate to indemnify us for all liabilities that we may incur. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would cause us to suffer losses. If any of our insurers fail, suddenly cancel coverage or are otherwise unable to provide us with adequate insurance coverage, our overall risk exposure and operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. While the Company has obtained cyber insurance to protect against certain risks, our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. Such insurance may not cover all potential claims to which we might be exposed to or may not be adequate to indemnify us for all liabilities that we may incur. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would cause us to suffer losses. If any of our insurers fail, suddenly cancel coverage or are otherwise unable to provide us with adequate insurance coverage, our overall risk exposure and operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our success depends on our ability to maintain the value and reputation of our brand.

Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality product, and guest experience. We rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, which could be amplified by social media, if we fail to deliver innovative and high-quality products acceptable to our guests, or if we face or mishandle a product recall. Our reputation could also be impacted by adverse publicity, whether or not valid, regarding allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cybersecurity. Additionally, while we devote considerable effort and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

Changes in consumer shopping preferences, and shifts in distribution channels could materially impact our results of operations.

We sell our products through a variety of channels. As strong e-commerce channels emerge and develop, we are evolving towards an omni-channel approach to support the shopping behavior of our guests. This involves country and region-specific websites, social media, product notification emails, and mobile apps. Our failure to successfully integrate our digital and physical channels and respond to these risks might adversely impact our business and results of operations, as well as damage our reputation and brands.

If any of our products are unacceptable to us or our guests, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our guests. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our guests could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue and profitability.

The market for technical athletic apparel is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of technical athletic apparel, as well as against retailers specifically focused on women's athletic apparel. We also face competition from wholesalers and direct retailers of traditional commodity athletic apparel, such as cotton T-shirts and sweatshirts. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in yoga apparel and other activewear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. In contrast to our grassroots community-based marketing approach, many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through

celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network.

Our sales and profitability may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial condition, operating results, and cash flows.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and differentiated products, we may not be able to maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by our guests, our competitors may introduce similar products in a more timely fashion, which could hurt our goal to be viewed as a leader in technical athletic apparel innovation. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of athletic apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could result in a decrease in net revenue and excess inventory levels, which could have a material adverse effect on our financial condition.

Our results of operations could be materially harmed if we are unable to accurately forecast guest demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in guest demand for our products or for products of our competitors, our failure to accurately forecast guest acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 coronavirus pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast guest demand, we may experience excess inventory levels or a shortage of products available for delivery to guests.

Inventory levels in excess of guest demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate guest demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and guest relationships.

If we continue to grow at a rapid pace, we may not be able to effectively manage our growth and the increased complexity of our business and as a result our brand image and financial performance may suffer.

If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with overseas sourcing and manufacturing. We could be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and technology, and to obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of our brand image which could have a material adverse effect on our financial condition.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

Risks related to our supply chain

Our reliance on suppliers to provide fabrics for and to produce our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products.

We do not manufacture our products or the raw materials for them and rely instead on suppliers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a limited number of sources. We have no long-term contracts with any of our suppliers or manufacturers for the production and supply of our raw materials and products, and we compete with other companies for fabrics, other raw materials, and production. The following statistics are based on cost.

We have experienced, and may in the future experience, a significant disruption in the supply of fabrics or raw materials and may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier or manufacturer, we may be unable to locate additional supplies of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability, and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Our supply of fabric or manufacture of our products could be disrupted or delayed by the impact of health pandemics, including the current COVID-19 pandemic, and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption, or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet guest demand for our products and result in lower net revenue and income from operations both in the short and long term.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet guest expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet guest expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Lambs produces and sells health-enhancing apparel. Our mission is to enhance your health by reducing oxidative stress without impacting your lifestyle Lambs apparel supports your health & wellness with advanced fabric-technology that blocks external stressors - boosting your immune system, performance, cognition and sleep. Our products are engineered to mitigate oxidative stress with our special radiation-proof (EMF), UV blocking, antimicrobial fabric. Designed for everyday wear, Lambs put a special emphasis on fit and comfort.

Business Plan

We sell our products direct-to-customer on our website www.getlambs.com.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lambs Apparel	First-ever health-enhancing apparel	Direct-to-consumer market; wellness enthusiasts and health-conscious consumers

Competition

Several key competitors in the marketplace are targeting health-conscious individuals with athleisure apparel. These competitors are relying on a value proposition centered around comfort and fit, while Lambs is providing a stronger, health-centered value proposition. The major players are Lululemon, Vuori, Nike, and Alo Yoga.

Customer Base

We sell our products on the direct-to-consumer market. Our products reach a growing target audience of wellness enthusiasts and health-conscious consumers. 42% of consumers consider wellness as a top priority for them.

Supply Chain

We utilize renowned manufacturers in the industry to create our fabric and products. All Lambs products typically ship within two business days.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6338271	LAMBS	Trademark application in Class 9	04/27/2020	05/04/2021	USA
88330612	FARADAY	Trademark application in Class 9 and 25	03/07/2019	07/23/2019*	USA
90780516	WAVESTOPPER	Trademark application in Class 25	06/17/2021	Pending	USA
29/704003	Radiation-Shielded Undergarments	Design patent for men's radiation-proof boxer-briefs and trunks	08/30/2019	Pending	USA

29/737767	METALLIC MESH LINED T-SHIRT	Design patent for men's and women's radiation-proof t-shirt	06/11/0202	Pending	USA
29/737769	METALLIC MESH LINED WOMEN'S UNDERWEAR	Design patent for women's radiation-proof underwear	06/11/0202	Pending	USA
29/737772	METALLIC MESH LINED CAP	Design patent for unisex radiation-proof cap	06/11/0202	Pending	USA
29/784027	MEDICAL PROFESSIONAL UNIFORM TOP	Design patent for unisex scrubs	05/17/2021	Pending	USA
29/784441	MEDICAL PROFESSIONAL UNIFORM TOP UNDERSCRUB	Design patent for unisex underscrubs	05/19/2021	Pending	USA
29/829266	METALLIC MESH LINED HOODIE	Design patent for unisex hoodies	03/03/2022	Pending	USA
29/829268	METALLIC MESH LINED PANTS	Design patent for unisex pants	03/03/2022	Pending	USA

*Supplemental Register

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$1,250	5%	$53,500
Research & Development	30%	$7,500	30%	$321,000
Operations	25%	$6,250	25%	$267,500
Inventory	20%	$5,000	20%	$214,000
Marketing	20%	$5,000	20%	$214,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Marketing (20%) – We expect to use approximately 20% of the proceeds from the Offering to double down our marketing strategy on profitable acquisition channels.

Research and Development (30%) – We intend to use approximately 30% of the proceeds from the Offering to release new highly requested products, continue to improve on fabric, products and technology, and expand scientific research to increase our competitive advantage.

Inventory (20%) – We estimate that approximately 20% of the proceeds from the Offering will be used to expand inventory to accelerate growth.

Operations (25%) – We anticipate that about 25% of the proceeds from the Offering will be used for expanding the team to continue to improve the Lambs customer experience and provide additional value to our customers.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mike Jones	Board Director	GP of Science Inc since October 2011, and Director for Lambs since March 2020,	University of Oregon (BS, Marketing & International Business): 1997

		where he provides strategic and oversight services.	
Arthur Menard de Calenge	CEO, Board Director, Co-founder	CEO of Lambs since January 14, 2019, where he is responsible for brand, strategy, team leadership and finance.	AgroParisTech (MS, Engineering & Biology): January 14th, 2014 HEC Paris (MS, Business): February 17th, 2016
Thomas Calichiama	COO, Board Director, Co-founder	COO of Lambs since January 14, 2019, where he is responsible for marketing, production and operations.	La Sorbonne (BS, Business Law): 10/26/2009 ESG (MBA, Business): 02/12/2011

Biographical Information

Mike Jones

As a founder of studio and venture fund Science Inc., Mike leverages his operational expertise and keen entrepreneurial talent to help Science founders scale highly profitable and successful businesses. Mike develops predictive strategies for portfolio companies, and the firm overall, that taps into future societal shifts and disrupts entrenched markets.

A longtime Internet executive, entrepreneur, and strategic adviser, Mike spent his career growing businesses ranging from early-stage startups to private equity-backed assets to public media companies.

Mike's ability to predict the next shift extends beyond his work at Science to when he served as the CEO of Myspace. In his role he foresaw the impact of social influence over software, a predictive strategy he also saw as CEO of Userplane (acquired by AOL), and investment in HouseParty (acquired by Epic). Mike's work with Mammoth Media, Hello Society and Famebit also highlights how he spotted the future of content and built these brands to thrive at the onset of GenZ's as content consumers and influencer takeover.

His experience and expertise in both large and small companies focuses on strategy, growth, and operational efficiency, and has resulted in over $2B in exits (three of which were in 2016 alone). You can get a glimpse of his thought process in this Dollar Shave Club case study or his take on GenZ and Mammoth Media in a case study. Mike currently resides in Los Angeles with his wife and two children, whom he loves writing about.

Arthur Menard de Calenge, CEO

Arthur is a 3x startup founder with over 10 years of experience in the startup world and passion for health & wellness.

Arthur is an early-stage investor in a dozen health / e-commerce startups. He is a Forbes 30 Under 30, and has spoken at a number of conferences, including a highly popular TEDx talk. Arthur holds a MS in biology & engineering and MBA from HEC Paris, Europe's #1 ranked business school.

Thomas Calichiama, COO

Thomas is a skilled Swiss army knife operator with a passion for brand building and marketing. A proud husband and dad of two, Thomas was a successful marketer before quitting his job to start Lambs. Thomas holds an LLM and an MBA with a specialty in Marketing.

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gerrit Rindermann	Head of Engineering	Head of Engineering with the Company from November 18, 2019 – Present and he oversees engineering, web development, and data science; Owner at Gerrit Rindermann Consulting prior to moving to the Company	Free University of Berlin, Master of Computer Science (2013)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 17,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 5,919,606 shares of preferred stock, par value $0.0001 per share, consisting of 526,566 shares of Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), 1,137,422 shares of Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), 1,051,394 shares of Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**"), 249,175 shares of Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"), 12,517 shares of Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**"), 1,942,532 shares of Series Seed-6 Preferred Stock (the "**Series Seed-6 Preferred Stock**"), and 1,000,000 shares of Series Seed-7 Preferred Stock (the "**Series Seed-7 Preferred Stock**" collectively with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,159,172 shares of Common Stock and 5,382,271 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,159,172
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	42.95%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	526,566
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Drag Along Right. In the event that each of (i) the holders of at least 60% of the shares of Common Stock then outstanding and (ii) the Board of Directors (the "Board") approve a Deemed Liquidation Event, then each Holder, Key Holder and Other Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all capital

stock of the Company (the "Capital Shares") now or hereafter directly or indirectly owned of record or beneficially by such Holder, Key Holder or Other Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a drag-along sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company.

2.4 Right of First Refusal. Subject to the terms of Section 2.1 above and any rights of Science Partners 2017, L.P. ("Science") set forth in that certain Letter Agreement re Stockholder Rights dated as of the date hereof (the "Science Side Letter"), each Holder and Key Holder unconditionally and irrevocably grants first to the Company, and second to the Investors, a Right of First Refusal to purchase all or any portion of such Holder's or Key Holder's capital stock that such Holder or Key Holder may propose to transfer, assign, sell, offer to sell, pledge, mortgage, hypothecate, encumber, or dispose of in any other fashion (such Holder or Key Holder an "Offering Stockholder", such capital stock "Transfer Shares" and such transfer, a "Proposed Transfer"), as provided in this Section 2.4, at the same price and on the same terms and conditions as those offered to the prospective transferee. For clarity, this Section 2.4 shall not apply to any shares of Common Stock held by the Other Holders.

(a) Notice. Each Offering Stockholder proposing to make a Proposed Transfer must deliver a notice of Proposed Transfer to the Company and each Investor not later than forty-five (45) days prior to the anticipated consummation of such Proposed Transfer. Such notice of Proposed Transfer shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the prospective transferee. To exercise its Right of First Refusal under this Section 2.4, the Investor must deliver a notice to the Company and the Offering Stockholder within fifteen (15) days after delivery of the notice of Proposed Transfer.

(b) Undersubscription Rights. If the Right of First Refusal has been exercised by the Company and/or the Investors with respect to some but not all of the Transfer Shares by the end of the fifteen (15) day period specified in the last sentence of Section 2.4(a) (the "Stockholder Notice Period"), then the Offering Stockholder shall, immediately after the expiration of the Stockholder Notice Period, send written notice to the Company and those Investors who fully exercised their Right of First Refusal within the Stockholder Notice Period (the "Exercising Stockholders"). Each Exercising Stockholder shall, subject to the provisions of this Section 2.4(b), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Transfer Shares on the terms and conditions set forth in the notice of Proposed Transfer. To exercise such option, an Exercising Stockholder must deliver an undersubscription notice, notifying the Company and the Offering Stockholder that such Exercising Stockholder intends to exercise its option to purchase all or any portion of the Transfer Shares not purchased pursuant to the Right of First Refusal, within ten (10) days after the expiration of the Stockholder Notice Period (the "Undersubscription Period").

(c) Allocation. In the event there are two or more Exercising Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the shares available for purchase under this Section 2.4 (the "Available Shares") shall be allocated to each Exercising Stockholder by multiplying (i) the aggregate number of Available Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Exercising Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Exercising Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder. To the extent one or more of the Exercising Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(d) Consideration; Closing. If the consideration proposed to be paid for the Transfer Shares is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board. If an Investor cannot for any reason pay for the Transfer Shares in the same form of non-cash consideration, such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board. The closing of the purchase of Transfer Shares by the Investors shall take place, and all payments from the Investors shall have been delivered to the Offering Stockholder, by the later of (i) the date specified in the notice of Proposed Transfer as the intended date of the Proposed Transfer and (ii) forty-five (45) days after delivery of the notice of Proposed

Transfer.

2.5 Co-Sale. Subject to the rights of Science set forth in the Science Side Letter, if (i) any Transfer Shares subject to a Proposed Transfer are not purchased pursuant to Section 2.4 above (the "Remaining Shares"), and thereafter are to be sold to a prospective transferee, and (ii) such Transfer Shares constitute at least 10% of the aggregate capital stock of the Company owned or controlled by the Offering Stockholder immediately prior to such Proposed Transfer, then each Investor may elect to participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.5(a) below and otherwise on the same terms and conditions specified in the notice of Proposed Transfer (the "Right of Co-Sale"), provided that if an Investor wishes to sell shares of Preferred Stock (as defined in the Restated Certificate), the price set forth in the notice of Proposed Transfer shall be appropriately adjusted based on the conversion ratio of the shares of such series of Preferred Stock into Common Stock. Each Investor that desires to exercise its Right of Co-Sale (each, a "Participating Stockholder") must give the Offering Stockholder written notice to that effect within fifteen (15) days after the deadline for delivery of the notice of Proposed Transfer described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(a) Shares Includable. Each Participating Stockholder may include in the Proposed Transfer all or any part of such Participating Stockholder's Capital Shares equal to the product obtained by multiplying (i) the aggregate number of Remaining Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Participating Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Participating Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder, plus the total number of Capital Shares owned, in the aggregate, by any other stockholders of the Company exercising their co-sale rights under any other agreement with the Offering Stockholder. To the extent one or more of the Participating Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(b) Delivery of Certificates. Each Participating Stockholder shall effect its participation in the Proposed Transfer by delivering to the Offering Stockholder, no later than fifteen (15) days after such Participating Stockholder's exercise of the Right of CoSale, one or more share certificates, properly endorsed for transfer to the prospective transferee, representing: (i) the number of Common Stock that such Participating Stockholder

	elects to include in the Proposed Transfer; or (ii) the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; provided, however, that if the prospective transferee objects to the delivery of shares of Preferred Stock in lieu of Common Stock, such Participating Stockholder shall first convert the shares of Preferred Stock into Common Stock and deliver Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the prospective transferee. (c) Purchase Agreement. The Participating Stockholders and the Offering Stockholder hereby agree that the terms and conditions of any sale pursuant to this Section 2.5 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 2.5.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.16%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	1,137,422
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Drag Along Right. In the event that each of (i) the holders of at least 60% of the shares of Common Stock then outstanding and (ii) the Board of Directors (the "Board") approve a Deemed Liquidation Event, then each Holder, Key Holder and Other Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all capital stock of the Company (the "Capital Shares") now or hereafter directly or indirectly owned of record or beneficially by such Holder, Key Holder or Other Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including without

limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a drag-along sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company.

2.4 Right of First Refusal. Subject to the terms of Section 2.1 above and any rights of Science Partners 2017, L.P. ("Science") set forth in that certain Letter Agreement re Stockholder Rights dated as of the date hereof (the "Science Side Letter"), each Holder and Key Holder unconditionally and irrevocably grants first to the Company, and second to the Investors, a Right of First Refusal to purchase all or any portion of such Holder's or Key Holder's capital stock that such Holder or Key Holder may propose to transfer, assign, sell, offer to sell, pledge, mortgage, hypothecate, encumber, or dispose of in any other fashion (such Holder or Key Holder an "Offering Stockholder", such capital stock "Transfer Shares" and such transfer, a "Proposed Transfer"), as provided in this Section 2.4, at the same price and on the same terms and conditions as those offered to the prospective transferee. For clarity, this Section 2.4 shall not apply to any shares of Common Stock held by the Other Holders.

(a) Notice. Each Offering Stockholder proposing to make a Proposed Transfer must deliver a notice of Proposed Transfer to the Company and each Investor not later than forty-five (45) days prior to the anticipated consummation of such Proposed Transfer. Such notice of Proposed Transfer shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the prospective transferee. To exercise its Right of First Refusal under this Section 2.4, the Investor must deliver a notice to the Company and the Offering Stockholder within fifteen (15) days after delivery of the notice of Proposed Transfer.

(b) Undersubscription Rights. If the Right of First Refusal has been exercised by the Company and/or the Investors with respect to some but not all of the Transfer Shares by the end of the fifteen (15) day period specified in the last sentence of Section 2.4(a) (the "Stockholder Notice Period"), then the Offering Stockholder shall, immediately after the expiration of the Stockholder Notice Period, send written notice to the Company and those Investors who fully exercised their Right of First Refusal within the Stockholder Notice Period (the "Exercising Stockholders"). Each Exercising Stockholder shall, subject to the provisions of this Section 2.4(b), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Transfer Shares on the terms and conditions set forth in the notice of Proposed Transfer. To exercise such option, an Exercising Stockholder must deliver an undersubscription notice, notifying the Company and the Offering Stockholder that such Exercising Stockholder intends to exercise its option to purchase all or any portion of the Transfer Shares not purchased pursuant to the Right of First Refusal, within ten (10) days after the expiration of the Stockholder Notice Period (the "Undersubscription Period").

(c) Allocation. In the event there are two or more Exercising Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the shares available for purchase under this Section 2.4 (the "Available Shares") shall be allocated to each Exercising Stockholder by multiplying (i) the aggregate number of Available Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Exercising Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Exercising Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder. To the extent one or more of the Exercising Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(d) Consideration; Closing. If the consideration proposed to be paid for the Transfer Shares is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board. If an Investor cannot for any reason pay for the Transfer Shares in the same form of non-cash consideration, such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board. The closing of the purchase of Transfer Shares by the Investors shall take place, and all payments from the Investors shall have been delivered to the Offering Stockholder, by the later of (i) the date specified in the notice of Proposed Transfer as the intended date of the Proposed Transfer and (ii) forty-five (45) days after delivery of the notice of Proposed Transfer.

2.5 Co-Sale. Subject to the rights of Science set forth in the Science Side Letter, if (i) any Transfer Shares subject to a Proposed Transfer are not purchased pursuant to Section 2.4 above (the "Remaining Shares"), and thereafter are to be sold to a prospective transferee, and (ii) such Transfer Shares constitute at least 10% of the aggregate capital stock of the Company owned or controlled by the Offering Stockholder immediately prior to such Proposed Transfer, then each Investor may elect to participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.5(a) below and otherwise on the same terms and conditions specified in the notice of Proposed Transfer (the "Right of Co-Sale"), provided that if an Investor wishes to sell shares of Preferred Stock (as defined in the Restated Certificate), the price set forth in the notice of Proposed Transfer shall be appropriately adjusted based on the conversion ratio of the shares of such series of Preferred Stock into Common Stock. Each Investor that desires to exercise its Right of Co-Sale (each, a "Participating Stockholder") must give the Offering Stockholder written notice to that effect within fifteen (15) days after the deadline for delivery of the notice of Proposed Transfer described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(a) Shares Includable. Each Participating Stockholder may include in the Proposed Transfer all or any part of such Participating Stockholder's Capital Shares equal to the product obtained by multiplying (i) the aggregate number of Remaining Shares subject to the Proposed Transfer by (ii) a fraction, the numerator of which is the number of Capital Shares owned by such Participating Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Capital Shares owned, in the aggregate, by all Participating Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of Transfer Shares held by the Offering Stockholder, plus the total number of Capital Shares owned, in the aggregate, by any other stockholders of the Company exercising their co-sale rights under any other agreement with the Offering Stockholder. To the extent one or more of the Participating Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Shares that the Offering Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(b) Delivery of Certificates. Each Participating Stockholder shall effect its participation in the Proposed Transfer by delivering to the Offering Stockholder, no later than fifteen (15) days after such Participating Stockholder's exercise of the Right of CoSale, one or more share certificates, properly endorsed for transfer to the prospective transferee, representing: (i) the number of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; or (ii) the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Participating Stockholder elects to include in the Proposed Transfer; provided, however, that if the prospective transferee objects to the delivery of shares of Preferred Stock in lieu of Common Stock, such Participating Stockholder shall first convert the shares of Preferred Stock into Common Stock and deliver

	Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the prospective transferee. (c) Purchase Agreement. The Participating Stockholders and the Offering Stockholder hereby agree that the terms and conditions of any sale pursuant to this Section 2.5 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 2.5.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.83%

Type	Series Seed-3 Preferred Stock
Amount Outstanding	1,051,394
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.

Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of

	Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.31%

Type	Series Seed-4 Preferred Stock
Amount Outstanding	249,175
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders

of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.

Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective

Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have

	an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.5%

Type	Series Seed-5 Preferred Stock
Amount Outstanding	12,517
Par Value Per Share	$0.0001
Voting Rights	1 vote per share

Anti-Dilution Rights	None
Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree: (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors; (c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement,

escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.

Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary

	Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.08%

Type	Series Seed-6 Preferred Stock
Amount Outstanding	1,942,532
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate.

3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by |

the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;.

Right of First Refusal. (a) Grant. Subject to the terms of Section 3 below and any rights of Science set forth in that certain Letter Agreement re Stockholder Rights dated as of April 9, 2019 (the "Science Side Letter"), each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and either (i) the Bylaws of the Company or (ii) any other agreement that may have been entered into by a Key Holder with the Company that, in each case, contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). Notwithstanding anything in this Agreement to the contrary, in no event may the Company assign its rights set forth in this Subsection 2.1(a) and (b) without first complying with Subsection 2.1(c) and (d). (c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. (d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "Investor Notice Period"), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact. (e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such

	Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.66%

Type	Series Seed-7 Preferred Stock
Amount Outstanding	462,665
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Drag-Along Right. 3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing at least fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate. 5 3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), voting exclusively as a single, separate class, (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock voting exclusively as a single, separate class (the stockholders described in the foregoing clauses (i) and (ii) being referred to collectively as the "Selling Investors") and (iii) the Board of Directors (collectively, the "Electing Holders"), approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree: (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale

of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors; (c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents; (d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company; (e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; (f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such 6 Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and (g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following

	consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.78%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2019 Stock Incentive Plan
Amount Authorized / Amount Outstanding	2,725,896 / 1,972,862
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Exercise of Options.** 8.1 General. Each Option shall be exercisable either in full or in installments at such time or times and during such period as shall be set forth in the Option Agreement 5 evidencing such Option, subject to the provisions of the Plan. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. 8.2 Notice of Exercise. An Option may be exercised by the optionee by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the optionee then desires to purchase and specifying the address to which the certificates for such shares are to be mailed (the "Notice"), accompanied by payment for such shares. In addition, the Company may require any individual to

| | whom an Option is granted, as a condition of exercising such Option, to give written assurances (the "Investment Letter") in a substance and form satisfactory to the Company to the effect that such individual is acquiring the Common Stock subject to the Option for his or her own account for investment and not with a view to the resale or distribution thereof, and to such other effects as the Company deems necessary or advisable in order to comply with any securities law(s). In addition, the Company may require any individual to whom an Option is granted, as a condition of exercising such Option, to become a party to a stockholders' agreement or similar agreement, as may be amended from time to time, between the Company and its stockholders.

8.3 Delivery. As promptly as practicable after receipt of the Notice, the Investment Letter (if required) and payment, the Company shall deliver or cause to be delivered to the optionee certificates for the number of shares with respect to which such Option has been so exercised, issued in the optionee's name; provided, however, that such delivery shall be deemed effected for all purposes when the Company or a stock transfer agent shall have deposited such certificates in the United States mail, addressed to the optionee, at the address specified in the Notice. |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 16.36% |

Type	Convertible Promissory Notes
Face Value	$1,290,651
Voting Rights	None
Material Terms	Valuation Cap: $13,500,000 Discount: 20%
Anti-Dilution Rights	None
Maturity Date	February 1, 2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.37%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Accounts Payable – Receivable Financing
Creditor	Miscellaneous - Settle Inc.
Amount Outstanding	$600,000
Date Entered Into	December 19, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Arthur Menard de Calenge	3,558,308 shares of Common Stock	28.3724%
Science Ventures Fund II, L.P.	2,828,694	22.548%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Faraday Labs Inc. (the "**Company**") was incorporated on July 17, 2018 under the laws of the State of Delaware, and is headquartered in Santa Monica, CA. The Company was originally incorporated under the name Spartan Wear Inc. on July 17, 2018 and changed the Company name to Faraday Labs Inc. on April 3, 2019.

Cash and Cash Equivalents

As of April 30, 2022 the Company had an aggregate of $384,283.51 in cash and cash equivalents, leaving the Company with approximately 48 months of runway, assuming drawing down on $500,000 credit line and no material adverse effect on sales and existing profitability.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	$1,290,651	9	General Corporate	September 2020- April 2021	Section 4(a)(2)
Series Seed-3 Preferred Stock Financing	$509,999.69	1,051,394	General Corporate	March 2020	Section 4(a)(2)
Convertible Promissory Notes	$72,6527.41	3	General Corporate	April 2019 - December 2019	Section 4(a)(2)
SAFEs	$202,808.27	9	General Corporate	April 2019 – September 2019	Section 4(a)(2)
Common Stock	$50,481.25	7,064,874	General Corporate	April 3, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In April 2019, the Company entered into a Restricted Stock Agreement with Arthur Menard de Calenge under which the Company sold, and Mr. Menard de Calenge purchased, 3,558,308 shares of common stock at a per share repurchase price of $0.0001, for an aggregate purchase price of $355.83.

- In April 2019, the Company entered into a Restricted Stock Agreement with Thomas Calichiama under which the Company sold, and Mr. Calichiama purchased, 1,256,757 shares of common stock at a per share repurchase price of $0.0001, for an aggregate purchase price of $125.67.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 20, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $200,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $6,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $30,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place, except as otherwise provided herein.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one and a half percent (1.5%) of the total number of the Securities sold in the offering.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.


DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION


The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Arthur Menard de Calenge *Arthur Menard*

(Signature)

Arthur Menard de Calenge

(Name)

Chief Executive Officer

(Title)

May 20, 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arthur Menard de Calenge *Arthur Menard*

(Signature)

Arthur Menard de Calenge

(Name)

Director

(Title)

May 20, 2022

(Date)

/s/ Mike Jones *Michael Jones*

(Signature)

Mike Jones

(Name)

Director

(Title)

May 20, 2022

(Date)

/s/ Thomas Calichiama	*Thomas Calichiama*
(Signature)	

Thomas Calichiama
_____
(Name)

Director
_____
(Title)

May 20, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

FARADAY LABS INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Faraday Labs Inc.
Santa Monica, California

We have reviewed the accompanying financial statements of Faraday Labs Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Faraday Labs Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 5, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

FARADAY LABS INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	297,157
Accounts receivable, net		253
Inventory		426,320
Prepaid expenses and other current assets		12,015
TOTAL CURRENT ASSETS		735,745

PROPERTY AND EQUIPMENT

Property and equipment, net		11,421
TOTAL ASSETS	$	747,166

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	168,375
Other current liabilities		23,915
Factoring liability		462,172
TOTAL CURRENT LIABILITIES		654,462
TOTAL LIABILITIES		654,462

SHAREHOLDERS' EQUITY

Preferred stock, see note 6		538
Common stock, see note 6		716
Additional paid-in capital		1,726,048
Additional paid-in capital - convertible notes		1,313,442
Accumulated deficit		(2,948,040)
TOTAL SHAREHOLDERS' EQUITY		92,704
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	747,166

See independent accountant's review report and accompanying notes to financial statements.

FARADAY LABS INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	**$ 2,908,972**
COST OF GOODS SOLD	**1,417,168**
GROSS PROFIT	**1,491,804**
OPERATING EXPENSES	
Depreciation expense	**3,329**
General and administrative	**1,173,888**
Research and development	**456,980**
Sales and marketing	**1,088,058**
TOTAL OPERATING EXPENSES	**2,722,255**
NET OPERATING LOSS	**(1,230,451)**
OTHER INCOME/(EXPENSES)	
Interest income	**299**
Interest expense	**(22,258)**
Payroll tax refund	**28,813**
Other expenses	**(666)**
TOTAL OTHER INCOME/(EXPENSES)	**6,188**
NET LOSS	**$ (1,224,263)**

See independent accountant's review report and accompanying notes to financial statements.

FARADAY LABS INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Additional Paid-in Capital Convertible Notes	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2021 (RESTATED)	5,382,271	$ 538	7,159,172	$ 716	$ 1,672,012	$ 200,532	$ (1,723,777)	$ 150,021
Issuance of convertible notes and accrued interest	-	-	-	-	-	1,112,910	-	1,112,910
Stock options vested	-	-	-	-	54,036	-	-	54,036
Net loss	-	-	-	-	-	-	(1,224,263)	$ (1,224,263)
ENDING BALANCE, DECEMBER 31, 2021	**5,382,271**	**$ 538**	**7,159,172**	**$ 716**	**$ 1,726,048**	**$ 1,313,442**	**$ (2,948,040)**	**$ 92,704**

See independent accountant's review report and accompanying notes to financial statements.

FARADAY LABS INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	**$ (1,224,263)**
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	**3,329**
Stock based compensation	**54,036**
(Increase) decrease in assets:	
Accounts receivable	**(164)**
Inventory	**(71,310)**
Prepaid expenses and other current assets	**(4,337)**
Increase (decrease) in liabilities:	
Accounts payable	**(75,535)**
Accrued interest on convertible notes	**22,258**
Other current liabilities	**336**
CASH USED FOR OPERATING ACTIVITIES	**(1,295,650)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	**(10,640)**
CASH USED FOR INVESTING ACTIVITIES	**(10,640)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of factored accounts	**319,550**
Issuance of convertible notes	**1,090,652**
CASH PROVIDED BY FINANCING ACTIVITIES	**1,410,202**
NET INCREASE IN CASH	**103,912**
CASH AT BEGINNING OF YEAR	**193,245**
CASH AT END OF YEAR	**$ 297,157**

CASH PAID DURING THE YEAR FOR:

INTEREST	**$ -**
INCOME TAXES	**$ -**

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Faraday Labs Inc. dba Lambs (the "Company") was incorporated in the State of Delaware on July 17, 2018. Previously, the Company was incorporated as Spartan Wear Inc. in the State of Delaware July 17, 2018. The Company specializes in the first radiation proof technology apparel that provides multiple health benefits to the consumers. The Company's headquarters are located in Santa Monica, California.

Going Concern – Substantial Doubt Alleviated
These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred net losses since inception. The losses were anticipated and approved by the Company's board to accelerate Company's growth and R&D. The Company's ability to continue was dependent upon management's plan to raise additional funds and achieve profitable operations. Management has evaluated these conditions and raised an additional funds in 2021. As of January 2022, the Company achieved profitable operations. Management has determined that these factors alleviate the going concern uncertainty.

Limitation of 2021 Revenues Due to Inventory and Supply Chain - Challenge Resolved
The Company's ability to generate revenues in 2021 was impacted by the global supply chain crisis. The Company was out of stock for approximately 50% of the year. This negatively impacted revenues and profitability for the year. Management estimates that Company would have posted revenues of over $6,000,000 in 2021, with a positive net margin if it had managed to stay in-stock. The Company has now duplicated its supply chain in different parts of the world and management believes that this issue will not impact future growth.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $190,120 and the balance of inventory related to raw materials was $236,200.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and manufacturing equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
collectability was reasonably assured. The Company generates revenues by selling radiation-proof apparel. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $2,908,972 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021, was $54,035.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)
    preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

    In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

    Property and equipment consisted of the following at December 31, 2021:

    Property and equipment at cost:

Office Equipment	$	6,772
Manufacturing equipment		9,013
		15,785
Less: Accumulated depreciation		(4,364)
Total	$	11,421

4. **Reverse Factoring Liability**

    Pursuant to a reverse factoring agreement, the majority of the Company's payables are assigned on a pre-approved basis to an outside Company. At December 31, 2021 the factoring charge amounted to 1.4% of the payable assigned. The Company's obligations to the factor are collateralized by all of the Company's accounts receivable, inventories, and equipment. The advances for factored payables are made pursuant to a revolving credit and security agreement. Pursuant to the terms of the agreement, the Company is required to maintain specified levels of working capital and tangible net worth, among other covenants The Company draws down working capital advances and opens letters of credit (up to an aggregate maximum of $1 million) against the facility in amounts determined on a formula that is based on inventory, and cost of imported goods under outstanding letters of credit. A fee of 1.2% per month is charged on such advances. The allows the Company to extend each payable for up to an additional six months.

4. **Reverse Factoring Liability (continued)**

As of December 31, 2021, the Company was in compliance with the covenants under its revolving credit facility.

5. **Prior Period Adjustments**

Several adjustments were made during 2021 to the Company's 2020 (and prior financial statements), as listed below:

- During 2021, the Company received notice from the SBA that their PPP loan was forgiven in full, by the SBA. The PPP loan ($64,140) was reclassified on the December 31, 2020 financial statements from Current Liabilities, on the Balance Sheet to Other Income on the Income Statement.
- Interest of $532 was accrued on the outstanding convertible notes.
- Common stock was not stated at the par value of the stock for the number of issued shares. It was stated at the par value for authorized shares.
- The Company recorded stock compensation expense for the options that vested during (and prior to) December 31, 2020. This amounted to stock compensation expense of $18,760 being recorded as additional paid in capital (on the Balance Sheet) and the corresponding amount as Stock Compensation Expense on the Income Statement. Additionally, $16,927 of stock compensation expense was recorded prior to December 31, 2020, which effected both retained earnings and additional paid in capital. Below is the effect of the adjustments on the Statement of Equity.

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Per 2020 Review	5,382,271	$ 538	7,159,172	$1,700	$ 1,835,342	$ (1,751,699)	$ 85,881
Restated	5,382,271	$ 538	7,159,172	$ 716	$ 1,872,544	$ (1,723,777)	$150,021
Difference	-	-	-	*(984)*	*37,202*	*27,922*	*64,140*

6. **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 5,919,606 shares at $0.0001 par value per share. As of December 31, 2021, 5,382,271 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 17,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, 7,159,172 shares have been issued and are outstanding.

6.   <u>**Equity (continued)**</u>

Additional Paid-In Capital – Convertible Notes
The Company has issued several promissory notes totaling principal of $1,290,651. The notes carry 2% APRs and maturity dates in 2023.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $1,000,000, sale of the Company or at the maturity date. As they are not repayable to the noteholder, the Company has elected to include them in additional paid-in capital. In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 13,500,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 13,500,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

Equity Incentive
The Company's amended 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,725,896 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, 1,972,862 shares have been issued under the Plan, with a total of 1,177,451 of vested shares. The remaining 795,411 unvested shares will vest over the next four years. The Company recorded $54,036 as stock compensation expense for the shares that vested during the year ending December 31, 2021.

7.   <u>**Going Concern – Substantial Doubt Alleviated**</u>

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred net losses since inception. The losses were anticipated and approved by the Company's board to accelerate Company's growth and R&D. The Company's ability to continue was dependent upon management's plan to raise additional funds and achieve profitable operations. Management has evaluated these conditions and raised an additional funds in 2021. As of January 2022, the Company achieved profitable operations. Management has determined that these factors alleviate the going concern uncertainty.

8.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

See independent accountant's review report.

7. **Subsequent Events (continued)**

Crowdfunding Offering (continued)
The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 1.5% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through May 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

FARADAY LABS, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2020 and 2019

FARADAY LABS, INC.

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

DECEMBER 31, 2020 and 2019

TABLE OF CONTENTS

Page

MB&F

Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA
Dennis P. Fingold, CPA

Wade H. Blumstein, CPA
Lisa M. Capparelli, CPA

To Management
Faraday Labs, Inc
Santa Monica, CA

We have reviewed the accompanying financial statements of Faraday Labs, Inc (a C corporation), which comprise the balance sheets as of December 31, 2020, and December 31, 2019, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Faraday Labs, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP
Merrick, New York

February 17, 2022

Faraday Labs, Inc.
Balance Sheet
Statement of Income / (Loss)

	2020	2019
Current Assets:		
Cash and cash equivalents	$ 193,245	$ 177,373
Accounts Receivable	89	-
Inventory	355,010	12,525
Other current Assets	7,678	-
Total current assets	556,022	189,898
Long-Term Assets		
Fixed Assets, Net	3,920	-
Intangible Assets, Net	190	5,949
Total long-term assets	4,110	5,949
Total Assets	560,132	195,847
Current Liabilities:		
Accounts Payable	185,203	-
Accrued Expenses	4,745	10,488
Credit Cards Payable	58,706	3,688
Gift Cards Payable	2,585	-
Payroll Liabilities	420	-
Loans Payable	138,854	159,565
PPP Loan	64,140	-
Sales Tax Payable	19,598	3,424
Total current liabilities	474,251	177,165
Long Term Liabilities		
Convertible Notes	-	650,000
Total Liabilities	474,251	827,165
Stockholder's Equity:		
Common Stock	1,700	-
Preferred Stock	538	-
Safe Notes	-	127,723
Additional Paid-in-capital	1,835,342	-
Retained Earnings	(1,751,699)	(759,041)
Total Stockholders' Equity	85,881	(631,318)
Total Liabilities & Equity	$ 560,132	$ 195,847

See independent accountant's review report and accompanying notes to financial statements.

Faraday Labs, Inc.
Statement of Income / (Loss)
For the Year Ended December 31, 2020

	2020	2019
Net Revenues	$ 2,869,831	$ 433,942
Cost of Revenues	1,504,782	384,124
Gross Profit	1,365,049	49,818
Operating Expenses:		
Sales and Marketing	1,381,597	308,826
General and Administrative	953,173	444,140
Total Operating Expenses	2,334,770	752,966
Operating Loss	(969,721)	(703,148)
Other Income / (Expense):		
Interest Income	63	--
Interest Expense	(20,247)	(9,612)
Amortization Expense	(429)	(481)
Depreciation Expense	(1,224)	--
Fines and Penalties	(1,101)	--
Total Other (Expense)	(22,938)	(10,093)
Net Loss	$ (992,659)	$ (713,241)

See independent accountant's review report and accompanying notes to financial statements.

Faraday Labs, Inc
Statement of Cash Flows

	2020	2019
Cash Flows from Operating Activities:		
Net Loss	$ (992,659)	$ (713,241)
Depreciation	1,224	-
Amortization	429	481
Adjustments to reconcile net (loss) to net cash provided		
Increase in Accounts Receivable	(89)	-
Increase in Inventory	(342,485)	(9,525)
Increase in Prepaid Expenses	(7,678)	-
Increase in Accounts Payable	185,203	-
Increase in Other Liabilites	68,457	(18,464)
Net Cash Used by Operating Activities	(1,087,598)	(740,749)
Purchase of Fixed Assets	(5,144)	-
Write Off (Payment) of Loan Fees	5,330	(5,330)
Purchase of Trademark/Patent	-	(1,100)
Net Cash Used by Investing Activities	186	(6,430)
Financing Activities		
PPP Loan Proceeds	64,140	-
(Conversion) Issuance of SAFEs	(127,723)	127,723
(Pay Down) Issuance of Loans	(20,713)	68,105
(Conversion) Issuance of Convertible Notes	(650,000)	650,000
Issuance of Common Stock	1,700	-
Issuance of Preferred Stock	538	-
Additional Paid in Capital	1,835,342	-
Net Cash Provided by Financing Activities	1,103,284	845,828
Net Increase / (Decrease) In Cash and Cash Equivalents	15,872	98,649
Cash and Cash Equivalents, Beginning of Year	177,373	78,724
Cash and Cash Equivalents, End of Year	$ 193,245	$ 177,373
<u>Supplemental disclosures:</u>		
Interest paid:	$20,247	$9,612
Taxes paid:	$2,802	$1,150

See independent accountant's review report and accompanying notes to financial statements.

Faraday Labs, Inc
Statements of Stockholders' Equity
For the Years Ended December 31, 2020 and 2019

	Total Stockholders' Equity
Balance as of January 1, 2019	$ (45,800)
Issuance of Safe Notes	127,723
Net Income (Loss)	(713,241)
Balance as of December 31, 2019	$ (631,318)
Common Stock	1,700
Preferred Stock	538
Conversion of SAFE Notes	(127,723)
Additional Paid-In Capital	1,835,342
Net Income (Loss)	(992,659)
Balance as of December 31, 2020	$ 85,881

See independent accountant's review report and accompanying notes to financial statements.

5

Faraday Labs, Inc.

Notes to the Financial Statements for the

Years Ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

Faraday Labs, Inc. (which may be referred to as "the Company", "we," "us," or "our") was registered in Delaware on July 17, 2018. The Company is a direct-to-consumer that produces health enhancing apparel. The Company's headquarters are in Santa Monica, California. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities. These financial statements and related notes thereto do no include any adjustments that might result from these uncertainties.

NOTE-2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements do not include all the information and notes required by GAAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, and 2019, the Company had $193,245 and $177,373 of cash on hand, respectively.

Receivables and Credit Policy

The company deals with one major business segment. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, and 2019, the Company had $89 and $0 in accounts receivable, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method based on useful lives of the assets. There was $1,224 and $0 depreciation expense for the years ended December 31st, 2020 and 2019, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2020 and 2019, respectively.

NOTE-2 INTANGIBLE ASSETS

IRS Section 197—Amortization of Goodwill and Certain Other Intangibles: this section relates to certain intangible assets acquired after August 10, 1993 and assets held in connection with the conduct of a trade or business or an activity described in Section 212. Section 197(a) provides that a taxpayer is entitled to an amortization deduction over a 15- year period beginning with the month in which the intangible was acquired. As of December 31, 2020 the company currently has one Patent on the books with an aggregate gross carrying amount of $1,100 and an aggregate amortization expense for the year ending December 31, 2020 of $429. The significant decrease in these assets is derived from the write off of loan fees.

Intangible assets on December 31, 2020 and 2019 consisted of the following:

	2020	2019
Patent and Loan Fees	$1,100	$6,430
Accumulated Amortization	910	481
Total	$190	$5,949

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2020, as the Company had no taxable income.

Revenue Recognition

The company's sales are derived from the sale of goods with revenue being recognized when persuasive evidence of an arrangement existed, the sale had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,381,597 and $308,826 for the years ended December 31, 2020, and December 31, 2019, respectively.

Recent Accounting Pronouncements

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Fixed assets on December 31, 2020 and 2019 consisted of the following:

	2020	2019
Computers	$2,870	$ -
Furniture and Equipment	2,274	-
Accumulated Depreciation	(1,224)	(-)
Total	$ 3,920	$ -

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from October 15th, 2021, the date it was filed. The Company is taxed as a C corporation.

NOTE 5 – EQUITY

In 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $127,723. The SAFEs were converted in February 2020. The SAFEs are automatically convertible into a series of preferred stock on the completion of a bona fide transaction with the principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation ("Equity Financing").

In 2020, in addition to the conversion of the $127,723 in Safe Notes there was another round of investments totaling an aggregate additional Paid-In Capital of $1,707,619 bringing Paid-In Capital to $1,835,342.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company received a loan from the Small Business Administration in the amount of $64,140 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relieve and Economic Security (CARES) Act. The loan is subject to a note dated May 4, 2020, has an interest rate of 1%. As of November 25th, 2020 this loan has been forgiven.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 and December 31st, 2019, respectively.

NOTE 7 – GOING CONCERN-SUBSTANTIAL DOUBT ALLEVIATED

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred net losses since inception. The losses were anticipated and approved by the Company's board to accelerate Company's growth and R&D. The company's ability to continue was dependent upon management's plan to raise additional funds and achieve profitable operations. Management has evaluated these conditions and raised and additional $1,190,651 in 2021. As of January 2022, the Company achieved profitable operations. Management has determined that these factors alleviate the going concern uncertainty.

NOTE 8 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results. However, the company has not experienced any material adverse impact and grew seven-fold in 2020. Management has evaluated that these factors show that the company operations are not directly impacted by the pandemic.

NOTE 9 – SUBSEQUENT EVENTS

Effective as of January 10, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. Faraday Labs, Inc together with Republic, pursuant to which Faraday Labs, Inc will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). Faraday Labs, Inc seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering is still ongoing as of February 12th, 2022, the date the financial statements were available to be issued.

In 2021 the Company issued several Convertible Promissory Notes totaling an aggregate of $1,190,651. In the event the Company issues and sells shares of its equity securities to investors while theses notes remain outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity) (a "Qualified Financing") then the outstanding principal amount of the notes and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of the cash price paid per share for Equity Securities by the Investors in the Qualified Financing.

Management's Evaluation

Management has evaluated subsequent events through February 17th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal

 

Company Name	Lambs
Logo	
Headline	Apparel that boosts your immune health, cognition, recovery, and sleep
Slides	
Tags	Coming soon, Apparel, Wellness, Venture-backed, Startups, Leading VC-backed, B2C

Pitch text

Summary

- Apparel that boosts your immune system, performance, cognition, and sleep
- Scientifically proven to block UV & wireless radiation (5G/Wi-Fi/Bluetooth)
- 7x growth in 2020, on track for $15M revenue in 2022
- Backed by A-list investors and industry leaders: Lululemon exec, etc.
- Trusted by professional athletes from major leagues: NFL, NBA, NHL, UFC
- Minimized downside: the company is already profitable & owns valuable IP

Problem

Brain fog, fatigue, poor sleep

What about getting rid of the problem instead of treating the symptoms?

Using stimulants and medication to treat symptoms from external and internal stressors is becoming a thing of the past. 42% of the population consider wellness as a priority, and are taking steps to proactively improve their health: we exercise, take vitamins, drink the green drinks.

Exposure to external stressors (think wireless/UV radiation) that increase oxidative stress remains unavoidable—but it doesn't have to be that way.



Solution

Apparel that boosts your health by blocking external stressors

Lambs has created the apparel that makes actively supporting your health as easy as putting on a t-shirt. Lambs apparel boosts your immune system, performance, cognition, and sleep—thanks to a unique, scientifically-proven fabric technology that blocks external stressors we are inadvertently exposed to daily.



Radiation Proof
Blocks 99% of wireless radiation
(cellphone, Wifi, 4G, 5G, Bluetooth)

UPF 50+
Protects up to 3x UV compared to
normal clothing

Antimicrobial
Naturally antimicrobial properties stop
bacteria at the molecular level

—
Antioxidant support for your body & mind
—

By decreasing exposure to external stressors, you are reducing the amount of oxidative stress in your body. In turn, this provides many scientifically-backed benefits:


Immunity
By mitigating oxidative stress risks, Lambs helps balance your immune system and fight off infections.


Energy & Recovery
Wearing Lambs is shown to increase HRV, a measure of body recovery & readiness, by an average of 18%.


Better Sleep
62% of Lambs customers reported an increase in sleep quality, measured by sleep trackers like Oura Ring or Whoop.


Improved Cognition
78% of Lambs customers report a boost in cognition (reduced brain fog and headaches), memory, and happiness.


Healthier Skin
Lambs mitigates the accelerated aging process of our skin cells by blocking 10x more Ultra Violet rays than traditional apparel.


Healthy Aging
Lambs mitigates the accelerated aging process oxidative stress creates in our cells and body.

Product



From spacesuit technology to your everyday apparel

—

Inspired by spacesuit technology, Lambs' special fabric is woven into the perfect, healthiest garment you'll ever wear: soft, lightweight, breathable, and antimicrobial. Why would you wear traditional clothing when your Lambs can actively improve your health?






—

Silver-infused patent-pending technology

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Lab-tested and certified
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Lambs' unique fabric is certified to block 99% of UV rays, bacteria, and consumer-grade wireless radiation (cellphone, 5G, wifi, Bluetooth). Tested and certified according to the IEEE-299, EN 62209-2, and AATCC 183-2020 standards.



EMF blockage during EN 62209-2 test

Traction

On track for $15M revenue in 2022

Since its 2019 launch, Lambs has grown to over 42,000 customers and sold over 160,000 products. We have grown so fast that we were actually back-ordered for half of 2021, with inventory selling out as soon as it lands in our warehouse! Lambs is projected to hit over $15M in revenue in 2022.



Backed by industry experts



Brett Conrad
Former President of Lululemon

———

"I wear (and advise!) Lambs because it is the next generation of apparel for people to live long, healthier and more fun lives."



Dave Asprey
Founder of Bulletproof Coffee, New York Times bestselling author

———

"I'm excited that Lambs solves the problem of external stressors and improves our cellular health with new technology embedded in my clothing!"

Trusted by athletes in major leagues

Wearing Lambs can improve performance and recovery for athletes (and normal people too!): that is the result of scientific pre-studies that have shown that wearing Lambs can lead to an improvement in Resting Heart Rate and HRV (heart rate variability).

Athletes from top major league sports currently wearing Lambs to turbo-charge their performance.



Featured by the media as the future of apparel

We've received incredible PR coverage from hundreds of publications, including:



Customers



Lambs customers love to spread the word!

Lifelong customers

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Lambs boasts incredible repurchase rate and high ratings:



The average Lambs customer spends 2x their initial purchase within the first 24 months.

Our customers choose to wear Lambs because it aligns with their health goals, and they are adamant about sharing the brand with their loved ones: **a third of our customers come from word of mouth.**

Lambs has a thriving social media presence with 100K+ followers across all our social media channels, including **customers, celebrities, and influencers.**



Over 5,300 reviews - 4.8 star average rating

7x

lower returns than industry standard

> "**I felt the difference immediately.** I started to wear the T-shirt and **my HRV increased by 20% in just a week.** I have been wearing it for days now, it looks good, and it feels good."

> \- Taylor W, Satisfied Lambs Customer

Avg. customer spend as of Jan 2022

Business Model

Already profitable and growing fast!

We sell direct-to-consumer in order to maintain the highest quality standards, keep prices as affordable as possible, and invest more towards R&D and new products. The company is now profitable and is growing monthly at a double-digit rate in 2022.

Lambs is acquiring their customers through word-of-mouth and online advertising. We immediately recoup our marketing cost for acquiring new customers at first

purchase. Once customers make the choice to switch to Lambs, they keep coming back—generating constant repeat revenues for the company.



Healthy Scalability
Current allocation of net revenues
100%
50%
0%
Net Margin
Brand & Marketing
R&D / Ops
Shipping & Fulfilment
Payment Processing
Production

Over the past couple of years since launching mid-2019, our unit economics have steadily grown, showing an increase in brand trust and awareness.

80%
increase in Average Order Value
(2x over industry average)
3x
decrease in customer acquisition cost since 2019
5x
increase in conversion rate
(4x over industry average)

AOV, CAC, and conversion rate as of Dec 2021, with AOV nearly* 2x over industry average.

Market

A billion-dollar opportunity

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$1.5T	**42%**	**$5B**
Wellness market	of consumers consider wellness as a top priority	Smart apparel market

Projected $5B market by 2024

Lambs has gained significant traction within the growing $3B smart apparel market and is poised for continued expansion.

Consumers care deeply about wellness—and their interest has been substantially growing over the past two to three years.

79% of US customers say they believe that wellness is important, and 42% consider it a top priority. *McKinsey market study, 2021*

With the wellness market currently valued at **$1.5T and growing at a rate of 5 to 10% per year**, Lambs is uniquely positioned to become a category leader and position itself as the **next big brand for the health-conscious consumers**.

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Creating an industry-leading wellness brand similar to:

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lululemon

wellness apparel
$42B market cap

Athletic Greens

supplements
valued at $1.2B

WHOOP

fitness tech
$3.6B valuation

8 EIGHT SLEEP

smart healthy mattress
valued at $500MM

MUD\WTR™

healthy coffee alternative
$60MM in revenues

ŌURA

sleep tracking
valued at $800MM

Competition

No one does what we do

Lambs is healthier than the "athletic" apparel brands, more comfortable than conventional clothing, and has a truly genuine mission with a wide appeal.

Our positioning and intellectual property provide a strong and protected competitive advantage in the apparel market:

- Established brand identity as the leader in the "health-enhancing" apparel industry
- Unique value proposition centered around actively supporting health & wellness
- 10+ patents, trademarks, and copyrights on our products, technology, and branding
- In-house engineering & scientific talent
- Top investors and advisors



Vision

Lambs is aiming to become a #1 apparel brand

Within a couple of short years, Lambs has grown to several million dollars of revenues and attracted significant interest from the health-conscious community. Lambs is ideally positioned to become one of the leading apparel brands alongside the likes of **Lululemon ($42B market cap) and Nike ($223B market cap)**. Lambs is projected to hit **$15M in revenues in 2022 and $100M by 2024.**

Based on comparable brands that went public or got acquired, **Lambs should reach a billion-dollar in valuation in the next 3-4 years** once it reaches $100M to $200M in revenues (a 30x return on your investment). This will put us in a great position for **going public via IPO or to be strategically acquired**.

A Billion Dollar Vision:

Become the #1 Apparel Brand for Health-Conscious Consumers

Investors

Backed by A-List investors

We are profitable and seeking growth capital to help us **scale Lambs more quickly to a billion-dollar company**. Capital raised here on Republic will be used to increase inventory, product development, scientific research, and marketing. In 2020, we grew revenues 600% YoY with a minimal team and budget. Imagine what we could do with your support!

1. Accelerate New Product Development

Bring out 5 new highly requested products in 2022	*This alone is projected to increase revenue by 75%*

2. Invest in high-growth marketing channels

Double-down on profitable acquisition channels & inventory to grow 2x faster	*Unlocks an additional $5MM to 10MM in 2022 revenue based off current CAC*

3. Expand research with professional athletes

Leveraging interest from sports teams to contribute to scientific research	*Helps cement Lambs value proposition and brand awareness*

4. Distribute fun, educative content

Create top-level content to support our customers health & wellness goals	*Increases value and brand awareness for Lambs customers*

Our other prominent investors include Science Ventures *(Dollar Shave Club, Bird, MeUndies, Stance)*, Narrative Fund, Sand Hill Angels, Brett Conrad *(former President of Lululemon)*, Brad Murray *(co-founder of Tatcha—acquired by Unilever)*, and more.



Founders

Lambs is founded and operated by a dedicated team combining expertise in health & wellness, apparel, technology, and direct-to-consumer brands.

Our co-founder Arthur, a veteran entrepreneur with a Master's in biology and engineering, has been on a journey to proactively improve his health for over 15 years. Our co-founder Thomas is passionate about wellness, apparel, and marketing and knows just about every new cool brand on the block.

Together, they wanted to combine modern technology and apparel for our clothing to do more for us and for our health. Lambs was built out of this passion with the mission to help people be their healthiest selves without impacting their lifestyle.

Meet the founders


lambs

Arthur Menard Calenge
Co-founder & CEO

Passionate about health & wellness, Arthur is a 3x founder and an early investor in a dozen health & e-commerce startups with over $2B in valuation. Arthur is a Forbes 30 under 30 and holds a MS in engineering & biology and an MBA from HEC Paris (Europe's #1 business school).



Thomas Calichiama
Co-founder & COO

Thomas is a skilled swiss army knife operator with a passion for brand building, apparel and marketing. A proud husband and dad of two, he quit his job when his first child was 1 month-old to start Lambs. Thomas holds an LLM and an MBA with a speciality in Marketing.

Join the VIP Lambs Investors Fam!

Join the VIP Lambs Investor Fam!

Invest today and join us in creating the next generation of apparel that actively supports our wellbeing!

Team

	Eric Wilkinson	Creative Director
	Dave Schipper	Design & Product Development Expert
	Abi Castillo	Customer Happiness Specialist

	Pierre Boyer	Research Engineer & Material Scientist
	Anna Goodgion	Operations Manager
	Dave Asprey	Founder of Bulletproof | Advisor
	Mark Edgie	Customer Happiness Specialist
	Brett Conrad	Former President of Lululemon | Board Advisor
	Gerrit Rindermann	Head of Engineering
	Mike Jones	Former CEO of MySpace | Board Director
	Arthur Menard Calenge	Co-Founder
	Thomas Calichiama	Co-Founder
	Crys Lambert	Partnership Manager

Perks

$250	Feature on our website's hall of fame
$500	All of the above PLUS Free Lambs hat with your next order ($89 value)
$1,000	All of the above PLUS Access to behind-the-scenes video of how we're building Lambs (the ups and downs, developments, wins, etc.) Your own Lambs Investor discount code for your friends & family Early access to product launches and limited-editions
$2,200	All of the above PLUS Your invitation + vote at our Annual Investor Meeting
$5,000	All of the above PLUS Your own personalized Lambs Investor page with a discount for your friends & family Investors-only Limited Edition drops
$10,000	All of the above PLUS Exclusive invitation to our "Meet the founders" video call Invitation to special events A vote in product development
$25,000	All of the above PLUS Founding Investor lifetime 25% discount
$50,000	All of the above PLUS Lunch with our founder & CEO and a chance to meet the team
$100,000	All of the above PLUS Exclusive Limited "100k-Investor" Edition Set of Lambs
$250,000	All of the above PLUS Lambs for life! Receive new products every year

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Why raise on Republic?	While we are very fortunate to have amazing investors and venture partners, our biggest supporters have always been our amazing community. We chose to do this crowdfunding raise to give our community the chance to invest and to be more involved in the Lambs adventure (and its upside!). We initially raised money from VCs to get the company off the ground and to profitability. Having achieved that, it's time to accelerate! We hope you will join us on this incredible journey and help us grow faster into a billion-dollar company.
Is Lambs eco-responsible?	Yes, this is incredibly important for us. We source all of our materials responsibly and our entire production line is certified OEKO-TEX®, one of the world's best-known labels for textiles tested for harmful substances. We're also currently working on implementing a solution to offset our shipping carbon footprint in the next few months.
Why the name Lambs?	That's a super common question! We chose the name Lambs because we wanted to hint at the incredible work that was put by our R&D team into creating a really soft and comfortable fabric - on top of the technology aspect. The name Lambs is an ode to the protection created by a lambs' wool coat, keeping them safe, healthy, and cozy. We do not use any animal product and no lamb has ever been harmed (or touched!) in the making of Lambs ;)
Is Lambs Intellectual Property protected?	We have a dozen trademarks and patents pending to protect our products and the technology. We've worked extensively with Cooley, one of the country's top law firms, to ensure our IP is well protected.

How do you make sure the technology works?	Our products go through extensive quality assurance processes and our technology is tested and certified by external renowned laboratories (Eurofins and Emitech) according to the IEEE-299, EN 62209-2, and AATCC 183-2020 standards.
Where can I learn more about the science behind Lambs?	The science behind Lambs is backed by hundreds of scientific studies. You can learn more on our website: https://getlambs.com/science

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FARADAY LABS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Faraday Labs Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

      (b)   **Liquidity Event**.

      (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

      (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

      (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

      Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

      (c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

      (d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $6,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FARADAY LABS INC.

By:
Name: Arthur Menard de Calenge
Title: Chief Executive Officer
Address: 1447 2nd Street, 200, Santa Monica, CA, United States
Email: arthur@getlambs.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Faraday Labs Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Faraday Labs Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                                 Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee , CEO

Date: Date:

COMPANY:

Faraday Labs Inc.

By:

Name: Arthur Menard de Calenge, CEO

Date:

EXHIBIT D

Testing the Waters

 Republic



Company Name	Lambs
Logo	
Headline	Apparel that boosts your immune health, cognition, recovery, and sleep
Slides	

Tags	Coming soon, Apparel, Wellness, Venture-backed, Startups, Leading VC-backed, B2C

Pitch text	## Summary

- Apparel that boosts your immune system, performance, cognition, and sleep
- Scientifically proven to block UV & wireless radiation (5G/Wi-Fi/Bluetooth)
- 7x growth in 2020, on track for $15M revenue in 2022
- Backed by A-list investors and industry leaders: Lululemon exec, etc.
- Trusted by professional athletes from major leagues: NFL, NBA, NHL, UFC
- Minimized downside: the company is already profitable & owns valuable IP

Problem

Brain fog, fatigue, poor sleep

What about getting rid of the problem instead of treating the symptoms?

Using stimulants and medication to treat symptoms from external and internal stressors is becoming a thing of the past. 42% of the population consider wellness as a priority, and are taking steps to proactively improve their health: we exercise, take vitamins, drink the green drinks.

Exposure to external stressors (think wireless/UV radiation) that increase oxidative stress remains unavoidable—but it doesn't have to be that way.



Solution

Apparel that boosts your health by blocking external stressors

Lambs has created the apparel that makes actively supporting your health as easy as putting on a t-shirt. Lambs apparel boosts your immune system, performance, cognition, and sleep—thanks to a unique, scientifically-proven fabric technology that blocks external stressors we are inadvertently exposed to daily.





Radiation Proof

Blocks 99% of wireless radiation
(cellphone, Wifi, 4G, 5G, Bluetooth)



UPF 50+

Protects up to 3x UV compared to
normal clothing



Antimicrobial

Naturally antimicrobial properties stop
bacteria at the molecular level

—
Antioxidant support for your body & mind
—

By decreasing exposure to external stressors, you are reducing the amount of oxidative stress in your body. In turn, this provides many scientifically-backed benefits:


Immunity
By mitigating oxidative stress risks, Lambs helps balance your immune system and fight off infections.


Energy & Recovery
Wearing Lambs is shown to increase HRV, a measure of body recovery & readiness, by an average of 18%.


Better Sleep
62% of Lambs customers reported an increase in sleep quality, measured by sleep trackers like Oura Ring or Whoop.


Improved Cognition
78% of Lambs customers report a boost in cognition (reduced brain fog and headaches), memory, and happiness.


Healthier Skin
Lambs mitigates the accelerated aging process of our skin cells by blocking 10x more Ultra Violet rays than traditional apparel.


Healthy Aging
Lambs mitigates the accelerated aging process oxidative stress creates in our cells and body.

Product



From spacesuit technology to your everyday apparel

—

Inspired by spacesuit technology, Lambs' special fabric is woven into the perfect, healthiest garment you'll ever wear: soft, lightweight, breathable, and antimicrobial. Why would you wear traditional clothing when your Lambs can actively improve your health?






—

Silver-infused patent-pending technology

—

Your browser does not support HTML5 video.

—

Lab-tested and certified

—

Lambs' unique fabric is certified to block 99% of UV rays, bacteria, and consumer-grade wireless radiation (cellphone, 5G, wifi, Bluetooth). Tested and certified according to the IEEE-299, EN 62209-2, and AATCC 183-2020 standards.





EMF blockage during EN 62209-2 test

Traction

On track for $15M revenue in 2022

Since its 2019 launch, Lambs has grown to over 42,000 customers and sold over 160,000 products. We have grown so fast that we were actually back-ordered for half of 2021, with inventory selling out as soon as it lands in our warehouse! Lambs is projected to hit over $15M in revenue in 2022.



Backed by industry experts



Brett Conrad
Former President of Lululemon

———

"I wear (and advise!) Lambs because it is the next generation of apparel for people to live long, healthier and more fun lives."



Dave Asprey
Founder of Bulletproof Coffee, New York Times bestselling author

———

"I'm excited that Lambs solves the problem of external stressors and improves our cellular health with new technology embedded in my clothing!"

Trusted by athletes in major leagues

Wearing Lambs can improve performance and recovery for athletes (and normal people too!): that is the result of scientific pre-studies that have shown that wearing Lambs can lead to an improvement in Resting Heart Rate and HRV (heart rate variability).

Athletes from top major league sports currently wearing Lambs to turbo-charge their performance.

   

Featured by the media as the future of apparel

We've received incredible PR coverage from hundreds of publications, including:

  Men'sHealth Forbes

Customers



Lambs customers love to spread the word!

Lifelong customers

—

Lambs boasts incredible repurchase rate and high ratings:



The average Lambs customer spends 2x their initial purchase within the first 24 months.

Our customers choose to wear Lambs because it aligns with their health goals, and they are adamant about sharing the brand with their loved ones: **a third of our customers come from word of mouth.**

Lambs has a thriving social media presence with 100K+ followers across all our social media channels, including **customers, celebrities, and influencers.**


★★★★⯪

Over 5,300 reviews -
4.8 star average rating

7x
lower returns than
industry standard

"I felt the difference immediately. I started to wear the T-shirt and **my HRV increased by 20% in just a week.** I have been wearing it for days now, it looks good, and it feels good."

- Taylor W, Satisfied Lambs Customer

Avg. customer spend as of Jan 2022

Business Model

Already profitable and growing fast!

We sell direct-to-consumer in order to maintain the highest quality standards, keep prices as affordable as possible, and invest more towards R&D and new products. The company is now profitable and is growing monthly at a double-digit rate in 2022.

Lambs is acquiring their customers through word-of-mouth and online advertising. We immediately recoup our marketing cost for acquiring new customers at first purchase. Once customers make the choice to switch to Lambs, they keep coming back—generating constant repeat revenues for the company.



Healthy Scalability
Current allocation of net revenues
100%
50%
0%
Net Margin
Brand & Marketing
R&D / Ops
Shipping & Fulfilment
Payment Processing
Production

Over the past couple of years since launching mid-2019, our unit economics have steadily grown, showing an increase in brand trust and awareness.

80%
increase in Average Order Value
(2x over industry average)
3x
decrease in customer acquisition cost since 2019
5x
increase in conversion rate
(4x over industry average)

AOV, CAC, and conversion rate as of Dec 2021, with AOV nearly* 2x over industry average.

Market

A billion-dollar opportunity

—



$1.5T	42%	$5B
Wellness market	of consumers consider wellness as a top priority	Smart apparel market

Projected $5B market by 2024

Lambs has gained significant traction within the growing $3B smart apparel market and is poised for continued expansion.

Consumers care deeply about wellness—and their interest has been substantially growing over the past two to three years.

79% of US customers say they believe that wellness is important, and 42% consider it a top priority. *McKinsey market study, 2021*

With the wellness market currently valued at **$1.5T and growing at a rate of 5 to 10% per year**, Lambs is uniquely positioned to become a category leader and position itself as the **next big brand for the health-conscious consumers**.

—

Creating an industry-leading wellness brand similar to:

—



wellness apparel
$42B market cap



supplements
valued at $1.2B



fitness tech
$3.6B valuation



smart healthy mattress
valued at $500MM



healthy coffee
alternative
$60MM in revenues



sleep tracking
valued at $800MM

Competition

No one does what we do

Lambs is healthier than the "athletic" apparel brands, more comfortable than conventional clothing, and has a truly genuine mission with a wide appeal.

Our positioning and intellectual property provide a strong and protected competitive advantage in the apparel market:

- Established brand identity as the leader in the "health-enhancing" apparel industry
- Unique value proposition centered around actively supporting health & wellness

- 10+ patents, trademarks, and copyrights on our products, technology, and branding
- In-house engineering & scientific talent
- Top investors and advisors



Vision

Lambs is aiming to become a #1 apparel brand

Within a couple of short years, Lambs has grown to several million dollars of revenues and attracted significant interest from the health-conscious community. With its strong appeal to wellness consumers, Lambs is ideally positioned to become one of the leading apparel brands alongside the likes of **Lululemon ($42B market cap) and Nike ($223B market cap)**. Lambs is projected to hit **$15M in revenues in 2022 and $100M by 2024.**

Based on comparable brands that went public or got acquired, **Lambs should reach a billion-dollar in valuation in the next 3-4 years** once it reaches $100M to $200M in revenues (a 30x return on your investment). This will put us in a great position for **going public via IPO or to be strategically acquired** (we have strong relationships in the industry thanks to our board and advisors).


A Billion Dollar Vision:

Become the #1 Apparel Brand for Health-Conscious Consumers


Investors

Backed by A-List investors

We are profitable and seeking growth capital to help us **scale Lambs more quickly to a billion-dollar company**. Capital raised here on Republic will be used to increase inventory, product development, scientific research, and marketing. In 2020, we grew revenues 600% YoY with a minimal team and budget. Imagine what we could do with your support!

1. Accelerate New Product Development

Bring out 5 new highly requested products in 2022

This alone is projected to increase revenue by 75%

2. Invest in high-growth marketing channels

Double-down on profitable acquisition channels & inventory to grow 2x faster

Unlocks an additional $5MM to 10MM in 2022 revenue based off current CAC

3. Expand research with professional athletes

Leveraging interest from sports teams to contribute to scientific research

Helps cement Lambs value proposition and brand awareness

4. Distribute fun, educative content

Create top-level content to support our customers health & wellness goals

Increases value and brand awareness for Lambs customers

Our other prominent investors include Science Ventures *(Dollar Shave Club, Bird, MeUndies, Stance)*, Narrative Fund, Sand Hill Angels, Brett Conrad *(former President of Lululemon)*, Brad Murray *(co-founder of Tatcha—acquired by Unilever)*, and more.

Be a part
of the future
alongside







Founders

Lambs is founded and operated by a dedicated team combining expertise in health & wellness, apparel, technology, and direct-to-consumer brands.

Our co-founder Arthur, a veteran entrepreneur with a Master's in biology and engineering, has been on a journey to proactively improve his health for over 15 years. Our co-founder Thomas is passionate about wellness, apparel, and marketing and knows just about every new cool brand on the block.

Together, they wanted to combine modern technology and apparel for our clothing to do more for us and for our health. Lambs was built out of this passion with the mission to help people be their healthiest selves without impacting their lifestyle.

Meet the founders





Arthur Menard Calenge
Co-founder & CEO

———

Passionate about health &
wellness, Arthur is a 3x founder
and an early investor in a dozen
health & e-commerce startups
with over $2B in valuation. Arthur
is a Forbes 30 under 30 and holds
a MS in engineering & biology and
an MBA from HEC Paris (Europe's
#1 business school).

Thomas Calichiama
Co-founder & COO

———

Thomas is a skilled swiss
army knife operator with a
passion for brand building,
apparel and marketing. A
proud husband and dad of
two, he quit his job when his
first child was 1 month-old to
start Lambs. Thomas holds an
LLM and an MBA with a
speciality in Marketing.

Join the VIP Lambs Investors Fam!

Join the VIP Lambs Investor Fam!

Invest today and join us in creating the next generation of apparel that actively supports our wellbeing!

Team

	Eric Wilkinson	Creative Director
	Dave Schipper	Design & Product Development Expert
	Abi Castillo	Customer Happiness Specialist
	Pierre Boyer	Research Engineer & Material Scientist
	Anna Goodgion	Operations Manager
	Dave Asprey	Founder of Bulletproof | Advisor
	Mark Edgie	Customer Happiness Specialist
	Brett Conrad	Former President of Lululemon | Board Advisor
	Gerrit Rindermann	Head of Engineering
	Mike Jones	Former CEO of MySpace | Board Director

	Arthur Menard Calenge	Co-Founder
	Thomas Calichiama	Co-Founder
	Crys Lambert	Partnership Manager

Perks

$250	Feature on our website's hall of fame
$500	All of the above PLUS Free Lambs hat with your next order ($89 value)
$1,000	All of the above PLUS Your own Lambs Investor discount code for your friends & family Early access to product launches and limited-editions
$2,200	All of the above PLUS Your invitation + vote at our Annual Investor Meeting
$5,000	All of the above PLUS Your own personalized Lambs Investor page with a discount for your friends & family Investors-only Limited Edition drops

$10,000	All of the above PLUS Exclusive invitation to our "Meet the founders" video call Invitation to special events A vote in product development
$25,000	All of the above PLUS Founding Investor lifetime 25% discount
$50,000	All of the above PLUS Lunch with our founder & CEO and a chance to meet the team
$100,000	All of the above PLUS Exclusive Limited "100k-Investor" Edition Set of Lambs
$250,000	All of the above PLUS Lambs for life! Receive new products every year

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Why raise on Republic?	While we are very fortunate to have amazing investors and venture partners, our biggest supporters have always been our amazing community. We chose to do this crowdfunding raise to give our community the chance to invest and to be more involved in the Lambs adventure (and its upside!). We initially raised money from VCs to get the company off the ground and to profitability. Having achieved that, it's time to accelerate! We hope you will join us on this incredible journey and help us grow faster into a billion-dollar company.
Is Lambs eco-responsible?	Yes, this is incredibly important for us. We source all of our materials responsibly and our entire production line is certified OEKO-TEX®, one of the world's best-known labels for textiles tested for harmful substances. We're also currently working on implementing a solution to offset our shipping carbon footprint in the next few months.
Why the name Lambs?	That's a super common question! We chose the name Lambs because we wanted to hint at the incredible work that was put by our R&D team into creating a really soft and comfortable fabric - on top of the technology aspect. The name Lambs is an ode to the protection created by a lambs' wool coat, keeping them safe, healthy, and cozy. We do not use any animal product and no lamb has ever been harmed (or touched!) in the making of Lambs ;)

Is Lambs Intellectual Property protected?	We have a dozen trademarks and patents pending to protect our products and the technology. We've worked extensively with Cooley, one of the country's top law firms, to ensure our IP is well protected.
How do you make sure the technology works?	Our products go through extensive quality assurance processes and our technology is tested and certified by external renowned laboratories (Eurofins and Emitech) according to the IEEE-299, EN 62209-2, and AATCC 183-2020 standards.
Where can I learn more about the science behind Lambs?	The science behind Lambs is backed by hundreds of scientific studies. You can learn more on our website: https://getlambs.com/science

 **Republic**

Company Name	Lambs

Logo	

Headline	Apparel that boosts your immune health, cognition, recovery, and sleep

Slides



Revolutionary Health-Enhancing Apparel

"One of the fastest-growing apparel brands in the US!"

Tags	Coming soon, Apparel, Wellness, Venture-backed, Startups, Leading VC-backed, B2C

Pitch text	## Summary

- Apparel that boosts your immune system, performance, cognition, and sleep
- Scientifically proven to block UV & wireless radiation (5G/Wi-Fi/Bluetooth)
- 7x growth in 2020, on track for $15M revenue in 2022
- Backed by A-list investors and industry leaders: Lululemon exec, etc.
- Trusted by professional athletes from major leagues: NFL, NBA, NHL, UFC
- Minimized downside: the company is already profitable & owns valuable IP

Problem

Brain fog, fatigue, poor sleep

What about getting rid of the problem instead of treating the symptoms?

Using stimulants and medication to treat symptoms from external and internal stressors is becoming a thing of the past. 42% of the population consider wellness as a priority, and are taking steps to proactively improve their health: we exercise, take vitamins, drink the green drinks.

Exposure to external stressors (think wireless/UV radiation) that increase oxidative stress remains unavoidable—but it doesn't have to be that way.



Solution

Apparel that boosts your health by blocking external stressors

Lambs has created the apparel that makes actively supporting your health as easy as putting on a t-shirt. Lambs apparel boosts your immune system, performance, cognition, and sleep—thanks to a unique, scientifically-proven fabric technology that blocks external stressors we are inadvertently exposed to daily.



 **Radiation Proof**

Blocks 99% of wireless radiation (cellphone, Wifi, 4G, 5G, Bluetooth)

 **UPF 50+**

Protects up to 3x UV compared to normal clothing

 **Antimicrobial**

Naturally antimicrobial properties stop bacteria at the molecular level

—
Antioxidant support for your body & mind
—

By decreasing exposure to external stressors, you are reducing the amount of oxidative stress in your body. In turn, this provides many scientifically-backed benefits:


Immunity
By mitigating oxidative stress risks, Lambs helps balance your immune system and fight off infections.


Energy & Recovery
Wearing Lambs is shown to increase HRV, a measure of body recovery & readiness, by an average of 18%.


Better Sleep
62% of Lambs customers reported an increase in sleep quality, measured by sleep trackers like Oura Ring or Whoop.


Improved Cognition
78% of Lambs customers report a boost in cognition (reduced brain fog and headaches), memory, and happiness.


Healthier Skin
Lambs mitigates the accelerated aging process of our skin cells by blocking 10x more Ultra Violet rays than traditional apparel.


Healthy Aging
Lambs mitigates the accelerated aging process oxidative stress creates in our cells and body.

Product



From spacesuit technology to your everyday apparel

—

Inspired by spacesuit technology, Lambs' special fabric is woven into the perfect, healthiest garment you'll ever wear: soft, lightweight, breathable, and antimicrobial. Why would you wear traditional clothing when your Lambs can actively improve your health?






—

Silver-infused patent-pending technology

—

Your browser does not support HTML5 video.

—

Lab-tested and certified

—

Lambs' unique fabric is certified to block 99% of UV rays, bacteria, and consumer-grade wireless radiation (cellphone, 5G, wifi, Bluetooth). Tested and certified according to the IEEE-299, EN 62209-2, and AATCC 183-2020 standards.





EMF blockage during EN 62209-2 test

Traction

On track for $15M revenue in 2022

Since its 2019 launch, Lambs has grown to over 42,000 customers and sold over 160,000 products. We have grown so fast that we were actually back-ordered for half of 2021, with inventory selling out as soon as it lands in our warehouse! Lambs is projected to hit over $15M in revenue in 2022.



Backed by industry experts



Brett Conrad
Former President of Lululemon

"I wear (and advise!) Lambs because it is the next generation of apparel for people to live long, healthier and more fun lives."



Dave Asprey
Founder of Bulletproof Coffee, New York Times bestselling author

---

"I'm excited that Lambs solves the problem of external stressors and improves our cellular health with new technology embedded in my clothing!"

Trusted by athletes in major leagues

Wearing Lambs can improve performance and recovery for athletes (and normal people too!): that is the result of scientific pre-studies that have shown that wearing Lambs can lead to an improvement in Resting Heart Rate and HRV (heart rate variability).

Athletes from top major league sports currently wearing Lambs to turbo-charge their performance.

   

Featured by the media as the future of apparel

We've received incredible PR coverage from hundreds of publications, including:

  Men'sHealth Forbes

Customers



Lambs customers love to spread the word!

Lifelong customers

—

Lambs boasts incredible repurchase rate and high ratings:



The average Lambs customer spends 2x their initial purchase within the first 24 months.

Our customers choose to wear Lambs because it aligns with their health goals, and they are adamant about sharing the brand with their loved ones: **a third of our customers come from word of mouth.**

Lambs has a thriving social media presence with 100K+ followers across all our social media channels, including **customers, celebrities, and influencers.**



★★★★⯨

Over 5,300 reviews -
4.8 star average rating

7x

lower returns than
industry standard

"**I felt the difference immediately.** I started to wear the T-shirt and **my HRV increased by 20% in just a week.** I have been wearing it for days now, it looks good, and it feels good."

- Taylor W, Satisfied Lambs Customer

Avg. customer spend as of Jan 2022

Business Model

Already profitable and growing fast!

We sell direct-to-consumer in order to maintain the highest quality standards, keep prices as affordable as possible, and invest more towards R&D and new products. The company is now profitable and is growing monthly at a double-digit rate in 2022.

Lambs is acquiring their customers through word-of-mouth and online advertising. We immediately recoup our marketing cost for acquiring new customers at first purchase. Once customers make the choice to switch to Lambs, they keep coming back—generating constant repeat revenues for the company.



Healthy Scalability
Current allocation of net revenues
100%
50%
0%
Net Margin
Brand & Marketing
R&D / Ops
Shipping & Fulfilment
Payment Processing
Production

Over the past couple of years since launching mid-2019, our unit economics have steadily grown, showing an increase in brand trust and awareness.

80%
increase in Average Order Value
(2x over industry average)
3x
decrease in customer acquisition cost since 2019
5x
increase in conversion rate
(4x over industry average)

AOV, CAC, and conversion rate as of Dec 2021, with AOV nearly* 2x over industry average.

Market

A billion-dollar opportunity



$1.5T	42%	$5B
Wellness market	of consumers consider wellness as a top priority	Smart apparel market

Projected $5B market by 2024

Lambs has gained significant traction within the growing $3B smart apparel market and is poised for continued expansion.

Consumers care deeply about wellness—and their interest has been substantially growing over the past two to three years.

79% of US customers say they believe that wellness is important, and 42% consider it a top priority. *McKinsey market study, 2021*

With the wellness market currently valued at **$1.5T and growing at a rate of 5 to 10% per year**, Lambs is uniquely positioned to become a category leader and position itself as the **next big brand for the health-conscious consumers**.

Creating an industry-leading wellness brand similar to:



wellness apparel
$42B market cap



supplements
valued at $1.2B



fitness tech
$3.6B valuation



smart healthy mattress
valued at $500MM



healthy coffee
alternative
$60MM in revenues



sleep tracking
valued at $800MM

Competition

No one does what we do

Lambs is healthier than the "athletic" apparel brands, more comfortable than conventional clothing, and has a truly genuine mission with a wide appeal.

Our positioning and intellectual property provide a strong and protected competitive advantage in the apparel market:

- Established brand identity as the leader in the "health-enhancing" apparel industry
- Unique value proposition centered around actively supporting health & wellness

- 10+ patents, trademarks, and copyrights on our products, technology, and branding
- In-house engineering & scientific talent
- Top investors and advisors



Vision

Lambs is aiming to become a #1 apparel brand

Within a couple of short years, Lambs has grown to several million dollars of revenues and attracted significant interest from the health-conscious community. Lambs is ideally positioned to become one of the leading apparel brands alongside the likes of **Lululemon ($42B market cap) and Nike ($223B market cap)**. Lambs is projected to hit **$15M in revenues in 2022 and $100M by 2024.**

Based on comparable brands that went public or got acquired, **Lambs should reach a billion-dollar in valuation in the next 3-4 years** once it reaches $100M to $200M in revenues (a 30x return on your investment). This will put us in a great position for **going public via IPO or to be strategically acquired**.


A Billion Dollar Vision:

Become the #1 Apparel Brand for Health-Conscious Consumers


Investors

Backed by A-List investors

We are profitable and seeking growth capital to help us **scale Lambs more quickly to a billion-dollar company**. Capital raised here on Republic will be used to increase inventory, product development, scientific research, and marketing. In 2020, we grew revenues 600% YoY with a minimal team and budget. Imagine what we could do with your support!

1. Accelerate New Product Development

Bring out 5 new highly requested products in 2022

This alone is projected to increase revenue by 75%

2. Invest in high-growth marketing channels

Double-down on profitable acquisition channels & inventory to grow 2x faster

Unlocks an additional $5MM to 10MM in 2022 revenue based off current CAC

3. Expand research with professional athletes

Leveraging interest from sports teams to contribute to scientific research

Helps cement Lambs value proposition and brand awareness

4. Distribute fun, educative content

Create top-level content to support our customers health & wellness goals

Increases value and brand awareness for Lambs customers

Our other prominent investors include Science Ventures *(Dollar Shave Club, Bird, MeUndies, Stance)*, Narrative Fund, Sand Hill Angels, Brett Conrad *(former President of Lululemon)*, Brad Murray *(co-founder of Tatcha—acquired by Unilever)*, and more.

Be a part of the future alongside







Founders

Lambs is founded and operated by a dedicated team combining expertise in health & wellness, apparel, technology, and direct-to-consumer brands.

Our co-founder Arthur, a veteran entrepreneur with a Master's in biology and engineering, has been on a journey to proactively improve his health for over 15 years. Our co-founder Thomas is passionate about wellness, apparel, and marketing and knows just about every new cool brand on the block.

Together, they wanted to combine modern technology and apparel for our clothing to do more for us and for our health. Lambs was built out of this passion with the mission to help people be their healthiest selves without impacting their lifestyle.

Meet the founders





Arthur Menard Calenge
Co-founder & CEO

———————

Passionate about health &
wellness, Arthur is a 3x founder
and an early investor in a dozen
health & e-commerce startups
with over $2B in valuation. Arthur
is a Forbes 30 under 30 and holds
a MS in engineering & biology and
an MBA from HEC Paris (Europe's
#1 business school).

Thomas Calichiama
Co-founder & COO

———————

Thomas is a skilled swiss
army knife operator with a
passion for brand building,
apparel and marketing. A
proud husband and dad of
two, he quit his job when his
first child was 1 month-old to
start Lambs. Thomas holds an
LLM and an MBA with a
speciality in Marketing.

Join the VIP Lambs Investors Fam!

Join the VIP Lambs Investor Fam!

Invest today and join us in creating the next generation of apparel that actively supports our wellbeing!

Team

	Eric Wilkinson	Creative Director
	Dave Schipper	Design & Product Development Expert
	Abi Castillo	Customer Happiness Specialist
	Pierre Boyer	Research Engineer & Material Scientist
	Anna Goodgion	Operations Manager
	Dave Asprey	Founder of Bulletproof | Advisor
	Mark Edgie	Customer Happiness Specialist
	Brett Conrad	Former President of Lululemon | Board Advisor
	Gerrit Rindermann	Head of Engineering
	Mike Jones	Former CEO of MySpace | Board Director

	Arthur Menard Calenge	Co-Founder
	Thomas Calichiama	Co-Founder
	Crys Lambert	Partnership Manager

Perks

$250	Feature on our website's hall of fame
$500	All of the above PLUS Free Lambs hat with your next order ($89 value)
$1,000	All of the above PLUS Your own Lambs Investor discount code for your friends & family Early access to product launches and limited-editions
$2,200	All of the above PLUS Your invitation + vote at our Annual Investor Meeting
$5,000	All of the above PLUS Your own personalized Lambs Investor page with a discount for your friends & family Investors-only Limited Edition drops

$10,000	All of the above PLUS Exclusive invitation to our "Meet the founders" video call Invitation to special events A vote in product development
$25,000	All of the above PLUS Founding Investor lifetime 25% discount
$50,000	All of the above PLUS Lunch with our founder & CEO and a chance to meet the team
$100,000	All of the above PLUS Exclusive Limited "100k-Investor" Edition Set of Lambs
$250,000	All of the above PLUS Lambs for life! Receive new products every year

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Why raise on Republic?	While we are very fortunate to have amazing investors and venture partners, our biggest supporters have always been our amazing community. We chose to do this crowdfunding raise to give our community the chance to invest and to be more involved in the Lambs adventure (and its upside!). We initially raised money from VCs to get the company off the ground and to profitability. Having achieved that, it's time to accelerate! We hope you will join us on this incredible journey and help us grow faster into a billion-dollar company.
Is Lambs eco-responsible?	Yes, this is incredibly important for us. We source all of our materials responsibly and our entire production line is certified OEKO-TEX®, one of the world's best-known labels for textiles tested for harmful substances. We're also currently working on implementing a solution to offset our shipping carbon footprint in the next few months.
Why the name Lambs?	That's a super common question! We chose the name Lambs because we wanted to hint at the incredible work that was put by our R&D team into creating a really soft and comfortable fabric - on top of the technology aspect. The name Lambs is an ode to the protection created by a lambs' wool coat, keeping them safe, healthy, and cozy. We do not use any animal product and no lamb has ever been harmed (or touched!) in the making of Lambs ;)

Is Lambs Intellectual Property protected?	We have a dozen trademarks and patents pending to protect our products and the technology. We've worked extensively with Cooley, one of the country's top law firms, to ensure our IP is well protected.
How do you make sure the technology works?	Our products go through extensive quality assurance processes and our technology is tested and certified by external renowned laboratories (Eurofins and Emitech) according to the IEEE-299, EN 62209-2, and AATCC 183-2020 standards.
Where can I learn more about the science behind Lambs?	The science behind Lambs is backed by hundreds of scientific studies. You can learn more on our website: https://getlambs.com/science